Exhibit 99.1

Fusion Fuel Expands Al Shola Gas LPG Distribution Capacity with New Bobtail Expected to Generate Approximately $1.6 Million in Annual Recurring Revenue at Target Run-Rate

New Bobtail Expected to Generate Approximately AED 400,000 to AED 500,000 ($109,000 to $136,000) in Monthly Revenue Upon Reaching Target Delivery Volume

Al Shola Gas Expands Fleet to 53 Vehicles, Including Three LPG Bobtails, with Fourth Bobtail on Order to Support Further Distribution Growth

New Dubai Supreme Council of Energy Petroleum Products Permit Strengthens Al Shola Gas’s Competitive Position in Dubai’s LPG Market

Dublin, Ireland, September 10, 2026 (GLOBE NEWSWIRE) — Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a diversified energy platform, today announced that its indirect subsidiary, Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”), an industrial liquefied petroleum gas (“LPG”) engineering and distribution company with operations in the United Arab Emirates (“UAE”), has taken delivery of a new liquefied petroleum gas (“LPG”) bobtail tanker, expected to generate approximately AED 6.0 million ($1.6 million) in annual recurring revenue once its target delivery run-rate is achieved and sustained.

The addition represents another step in the expansion of Al Shola Gas’s recurring LPG distribution business in the United Arab Emirates (“UAE”). The new bobtail increases Al Shola Gas’s fleet to 53 vehicles, including three LPG bobtails and 10 LPG cylinder trucks.

Al Shola Gas expects the newly delivered bobtail to progressively ramp to approximately 200 metric tons of LPG deliveries per month within four to six months of entering service. At that target volume, the Company expects the unit to generate approximately AED 400,000 to AED 500,000 ($109,000 to $136,000) in monthly revenue, equivalent to approximately AED 1.2 million to AED 1.5 million ($327,000 to $408,000) in quarterly revenue and approximately AED 6.0 million ($1.6 million) in annual recurring revenue at the upper end of the targeted monthly revenue range.

The targeted delivery volume is supported by the performance of Al Shola Gas’s existing bobtail fleet. Its larger-capacity bobtail currently delivers approximately 450 metric tons of LPG per month, while an existing bobtail comparable in capacity to the newly delivered unit currently delivers approximately 250 to 325 metric tons per month. The new bobtail has an approximately 17,800-liter LPG capacity and is expected to operate approximately 10 to 12 hours per day, seven days per week. Beyond adding incremental revenue capacity, the new unit is expected to improve delivery reliability and reduce Al Shola Gas’s reliance on third-party competitors when existing vehicles are unavailable due to scheduled maintenance or unexpected downtime.

Al Shola Gas also plans to expand its distribution capabilities through an additional LPG bobtail, which is currently in production. The approximately 7,000-liter unit is being built on a smaller chassis specifically designed to serve customers in city centers and other congested locations where larger LPG tankers face access, maneuverability and parking limitations. The smaller-format bobtail is expected to expand the range of customers and locations Al Shola Gas can economically serve, complementing the Company’s larger-capacity units and providing additional flexibility as it seeks to grow its LPG distribution business. Together, the new and planned bobtails are designed to increase Al Shola Gas’s delivery capacity, improve fleet redundancy and broaden its addressable customer base.

Separately, Al Shola Gas has obtained a Petroleum Products Permit from the Dubai Supreme Council of Energy (“SCE”), authorizing continued gas cylinder distribution, transport, sale and storage, as well as the bulk transport, distribution and sale of LPG via tanker. Under Dubai’s Executive Council Resolution No. 85 of 2025, all persons engaged in petroleum products trading activities in Dubai, including the distribution, transport, sale and storage of LPG, are required to hold a valid Petroleum Products Permit issued by the SCE, positioning Al Shola Gas to pursue LPG distribution opportunities, including tenders, that require such authorization.

Al Shola Gas’s permitting process took more than eight months to complete. Fusion Fuel believes the combination of increasingly rigorous Petroleum Products Permit requirements and enhanced enforcement measures under Dubai’s regulatory framework could reduce the number of non-compliant operators participating in the Dubai LPG market and create additional opportunities for fully permitted operators such as Al Shola Gas.

Frederico Figueira de Chaves, Chief Executive Officer of Fusion Fuel, commented, “The delivery of this new bobtail is a tangible example of how we are investing in assets that can translate directly into additional recurring revenue. At target run-rate, this single unit is expected to generate approximately $1.6 million in annual recurring revenue, while also increasing delivery reliability and reducing our reliance on third parties. Importantly, we are not stopping here. A fourth, smaller-format bobtail is on order and is designed to expand our ability to serve customers in locations that are difficult to access with larger vehicles.

“We believe Al Shola Gas’s new Petroleum Products Permit will provide another important competitive advantage as Dubai moves toward stricter enforcement across the LPG industry. As a fully permitted operator, we believe Al Shola Gas is well positioned to pursue additional tenders and distribution opportunities as the regulatory framework continues to mature. The combination of additional revenue-generating capacity, an expanding fleet and a strengthened regulatory position supports our strategy of growing Fusion Fuel’s recurring, cash-generative energy businesses in the UAE.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (Nasdaq: HTOO) is a diversified energy platform offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its operating businesses Al Shola Gas, Bright Hydrogen Solutions Ltd (“BrightHy Solutions”) and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”). Al Shola Gas provides full-service industrial LPG solutions, including the design, supply, and maintenance of LPG systems, as well as the transport and distribution of LPG across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients. Through Royal Uranium Inc., the Company also holds a portfolio of uranium and natural gas royalty and other interests across Canada, Colombia and Argentina. For more information, please visit www.fusion-fuel.eu.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance and can be identified by words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology. Forward-looking statements in this press release include, but are not limited to, statements regarding: the expectation that the new bobtail tanker will reach a target monthly delivery volume of approximately 200 metric tons of LPG within four to six months of entering service; the expectation that the new bobtail will generate approximately AED 400,000 to AED 500,000 ($109,000 to $136,000) in monthly revenue, approximately AED 1.2 million to AED 1.5 million ($327,000 to $408,000) in quarterly revenue, and approximately AED 6.0 million ($1.6 million) in annual recurring revenue once its target volume is reached and sustained; the anticipated timeline for the new bobtail to reach its target delivery volume; the performance of Al Shola Gas’s existing bobtail fleet as an indicator of the new unit’s potential; the expected benefits of Al Shola Gas’s Petroleum Products Permit, including its effect on competitive positioning and the ability to pursue tenders and other distribution opportunities; the belief that increasingly rigorous Petroleum Products Permit requirements and enhanced enforcement under Dubai’s regulatory framework could reduce the number of non-compliant operators and create additional opportunities for fully permitted operators; the anticipated benefits of the bobtail currently in production, including the ability to serve customers in locations that are difficult to access with larger vehicles; the believed competitive advantage of obtaining a Petroleum Products Permit from stricter enforcement of regulatory requirements in the LPG industry; and the Company’s strategy of growing recurring, cash-generative energy businesses in the UAE. These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance, conditions, or results. They involve known and unknown risks, uncertainties, and other important factors, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed or implied, including, without limitation: geopolitical instability or armed conflict in the Middle East region that could disrupt Al Shola Gas’s operations in the UAE; the Company’s ability to support the expansion of the operations of Al Shola Gas; the risk that the new bobtail does not achieve its targeted delivery volumes or revenue within the anticipated timeframe or at all; fluctuations in demand for LPG distribution services; the risk that anticipated regulatory tightening, enforcement actions, or market consolidation in Dubai’s LPG distribution market does not occur as expected or does not benefit fully permitted operators such as Al Shola Gas; regulatory changes affecting LPG distribution and engineering services in the UAE, including the risk that Al Shola Gas’s permits are not renewed or are revoked; the risk that the bobtail in production is not completed, delivered, or deployed as anticipated, or does not achieve expected operational or revenue benefits; volatility in energy markets and commodity prices; Al Shola Gas’s ability to obtain sufficient financing to support operations and growth initiatives; competition from existing or new LPG distributors in Dubai; risks related to foreign exchange, including the potential for adjustment of the AED/USD exchange rate that could reduce the U.S. dollar value of the contemplated revenue; risks associated with operating internationally, including in the UAE; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2026, the Company’s Annual Report on Form 20-F filed with the SEC on May 7, 2026, and other filings with the SEC. Actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All forward-looking statements in this press release are qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact:

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www.fusion-fuel.eu